January 29, 2010	Cavas S. Pavri
Direct Phone 215.665.5542
VIA EDGAR	Direct Fax 215.701.2478
cpavri@cozen.com
Laura Crotty
Division of Corporate Finance, Mail Stop 4720
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	Fibrocell Science, Inc. (“Fibrocell” or the “Company”) File No. 333-163386
Dear Ms. Crotty:
     On December 8, 2009, the U.S. Securities and Exchange Commission (the “Commission”) issued comments, addressed to Mr. Declan Daly, to the Company’s Registration Statement on Form S-1. On December 17, 2009, the Company responded supplementally to comment numbers 1 and 2 of the Commission’s December 8, 2009 comment letter. On December 28, 2009, the Commission issued additional comments.
     On behalf of the Company, we hereby respond through EDGAR to (a) comment numbers 3 and 4 of the Commission’s December 8, 2009 comment letter and (b) both comments (i.e., numbers 1 and 2) in the Commission’s December 28, 2009 comment letter. Contemporaneous with this submission we are filing a complete copy of Amendment No. 1 to the Registration Statement on Form S-1 for the Company (the “Amended S-1”) reflecting our responses.
     The Amended S-1 incorporates changes responsive to the comments set forth in the Commission’s letters to Mr. Declan Daly, dated December 8, 2009 and December 28, 2009. For your convenience, we have repeated each comment prior to the response in italics.
     We are also sending courtesy copies of this letter to you by messenger, together with a redline of the Amended S-1 marked to show changes from the Original S-1 as initially filed.

Laura Crotty
January 29, 2010

DECEMBER 28, 2009 COMMENT LETTER
General
1. We note your response to our prior comment 1 and the analysis provided therein; however, we disagree with your position. Because the additional securities that may be issued as dividends on the Series A Preferred Stock are not currently outstanding they may not be registered at this time. Please amend your registration statement to remove these shares.
     The Company has removed from the Amended S-1 the additional securities that may be issued as dividends on the Series A Preferred Stock.
2. We note your response to our prior comment 2 and advise you that we will not be in a position to clear this comment until we have seen the revised disclosure referred to in your response.
     The Company acknowledges that it inadvertently omitted from the fee table, the cover page and elsewhere in the Original S-1, two shares from the total number of shares of common stock representing 110% of the shares underlying the Series A Convertible Preferred Stock and inadvertently added two shares to the shares underlying certain warrants issued in connection with the Series A Preferred Stock. The totals should read 2,750,002 and 1,168,208, respectively. The Company has corrected these numbers and the fee table in the Amended S-1.
DECEMBER 8, 2009 COMMENT LETTER
General
3. Please file as an exhibit to the registration statement the legal opinion of Cozen O’Connor listed as Exhibit 5 in your exhibit index opining as to each of the securities included in the offering.
     The Company has filed, as Exhibit 5 to the Amended S-1, our legal opinion with respect to each of the securities included in the offering.
Signatures, page II-6
4. We note that you, the company’s chief executive officer and chief financial officer, have signed the Form S-1 on behalf of the registrant and in your capacities as CEO and CFO, but that the filing has not been signed by the company’s controller or principal accounting officer in those capacities as required by Form S-1. Please amend your filing to include the signature of your controller or principal accounting officer. If you are also the company’s controller or principal accounting officer, please indicate beneath your signature that you are signing the Form S-1 in the capacity of controller or principal accounting officer in addition to in your capacity as CEO, CFO and COO. See Instructions 1 and 2 to the Signatures section of Form S-1 for further information.

Laura Crotty
January 29, 2010

     The Company has indicated that the CEO, CFO and COO is also signing the Amended S-1 in his capacity as controller of the Company.
     Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (215) 665-5542.
Sincerely,
COZEN O’CONNOR
By:	Cavas S. Pavri

cc:	Declan Daly, Chief Executive Officer of Fibrocell Science, Inc.